[Reference Translation]

March 4, 2015

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION

Name and Title of Representative:

Akio Toyoda, President

(Code Number: 7203

Securities exchanges throughout Japan)

Name and Title of Contact Person:

Yasushi Kyoda,

General Manager, Accounting Division

(Telephone Number: 0565-28-2121)

Toyota Alters Roles of Top Management, Promotes Diversity of Executives

Toyota City, Japan, March 4, 2015—Working toward achieving the Global Vision announced in 2011, Toyota Motor Corporation (TMC) will make substantial changes to its executive structure in Japan.

The changes, which will take effect on April 1 this year, are part of Toyota’s ongoing efforts to encourage sustainable growth and further improve its products and services around the world. They will build on changes made in April 2013, which created business units and reorganized the company’s regional operations.

Details of these and executive changes can be found below.

Faster decision-making and enhanced administration

-	Broader responsibility for executive vice presidents

Currently, executive vice presidents are responsible for their respective business units and key functions. Starting April 1, they will oversee TMC in its entirety, carrying out operations and administration from a mid-to-long-term perspective.

-	Greater decision-making authority for senior managing officers and below

From April 1, executives of the senior managing officer level and below will be responsible for the business units, regional operations and key functions. This will enable prompt decision-making by allowing the heads of business units, regions and key functions to make proactive decisions based on realities on the ground.

Enhanced connections with Toyota Group companies

Toyota aims to enhance its connections with Toyota Group companies through exchanges of executives between companies.

Greater diversity among executives

By appointing talented people from affiliates outside Japan to executive positions, Toyota aims to foster innovation by enabling people from many different backgrounds to contribute and provide input.

-	First appointment of a non-Japanese executive vice president

-	First appointment of a female non-Japanese executive (first female managing officer)

Executive Changes

Changes to board members as of day of 111th General Shareholders Meeting

Formal appointment of board members, auditors and supervisory board members will be made pending approval at the 111th General Shareholders Meeting. Formal assignment of responsibilities to board members and the appointment of board members with the legal status to represent TMC (representative directors) will be made at the board of directors meeting following the 111th General Shareholders Meeting. The resignation of board members resigning their posts will become official on the day of the 111th General Shareholders Meeting.

1) New Executive Vice Presidents and Members of the Board of Directors

Name	Current Title
Takahiko Ijichi	President and member of the board of directors (representative director), Towa Real Estate Co., Ltd.

Didier Leroy	Senior managing officer

Shigeki Terashi	Senior managing officer, member of the board of directors

2) New Member of the Board of Directors

Name	Current Title	New Title
Shigeru Hayakawa	Senior managing officer	Senior managing officer, member of the board of directors

3) Board Members Resigning Posts

Name	Current Title
Satoshi Ozawa	Executive vice president, member of the board of directors (representative director)

Masamoto Maekawa	Executive vice president, member of the board of directors (representative director)

Yasumori Ihara*1	Executive vice president, member of the board of directors (representative director)

Yoshimasa Ishii	Member of the board of directors

Koei Saga*2	Senior managing officer, member of the board of directors

Tokuo Fukuichi*2	Senior managing officer, member of the board of directors

*1	To serve as member of the board of directors from April 1 and retire that post on the day of the 111th Annual Shareholders Meeting
*2	Role to change to senior managing officer only

4) New Audit and Supervisory Board Members

Name	Current Title
Yoshiyuki Kagawa	General Manager, Prototype Production Div.

Hiroshi Ozu	Attorney at law

5) Audit and Supervisory Board Members Resigning Posts

Name	Current Title
Yoichiro Ichimaru	Audit and Supervisory Board Member (full time)

Kunihiro Matsuo	Audit and Supervisory Board Member

Executive lineup (candidates) following 111th General Shareholders Meeting

1) Members of the Board of Directors	♦ denotes new member

Name	Title
Takeshi Uchiyamada	Chairman of the board of directors (representative director)

Akio Toyoda	President, member of the board of directors (representative director)

Nobuyori Kodaira	Executive vice president, member of the board of directors (representative director)

Mitsuhisa Kato	Executive vice president, member of the board of directors (representative director)

Seiichi Sudo	Executive vice president, member of the board of directors (representative director)

Takahiko Ijichi♦	Executive vice president, member of the board of directors (representative director)

Didier Leroy♦	Executive vice president, member of the board of directors (representative director)

Shigeki Terashi	Executive vice president, member of the board of directors (representative director)

Shigeru Hayakawa♦	Senior managing officer, member of the board of directors

Ikuo Uno*	Member of the board of directors

Haruhiko Kato*	Member of the board of directors

Mark T. Hogan*	Member of the board of directors

* Outside board member under Japanese corporate law

2) Audit and Supervisory Board Members	♦ denotes new member

Name	Title
Masaki Nakatsugawa	Audit and Supervisory Board Member (full time)

Masahiro Kato	Audit and Supervisory Board Member (full time)

Yoshiyuki Kagawa♦	Audit and Supervisory Board Member (full time)

Yoko Wake	Audit and Supervisory Board Member

Teisuke Kitayama	Audit and Supervisory Board Member

Hiroshi Ozu♦	Audit and Supervisory Board Member

Changes effective April 1, 2015

New Senior Managing Officers

Name	Current Title
Mitsuru Kawai	Senior technical executive

Kazuhiro Miyauchi	Managing officer

Toshiyuki Mizushima	Executive vice president, member of the board of directors (representative director), Aisin Seiki Co., Ltd.

Osamu Nagata	Managing officer

Shigeki Tomoyama	Managing officer

New Managing Officers

Name	Current Title
Tatsuro Takami	Executive general manager, Unit Production Engineering Field (field general manager)

Hiroki Nakajima	Executive general manager, Product Planning Group (executive chief engineer)

Julie Hamp*	Group vice president, Toyota Motor North America, Inc.

Takeshi Isogaya	Project general manager, Toyota Planning Div. 1

Jiro Kawamoto	Executive vice president, member of the board of directors, Toyota Marketing Japan Corporation

Yuji Maki	Project general manager, Accounting Div.

Yoichi Miyazaki	General manager, Toyota Planning Div. 1

Tetsuo Ogawa	General manager, China Div.

Hiroaki Okuchi	Executive director, Denso Corporation

Christopher P. Reynolds	Group vice president, Toyota Motor Sales, U.S.A., Inc.

* First female managing officer

Senior Managing Officers Resigning Posts

Name
Hisayuki Inoue

Hiroyuki Yokoyama

Managing Officers Resigning Posts

Name
Takuo Sasaki

Hiroyoshi Yoshiki

Satoshi Takae

Satoshi Ogiso

Toshiro Hidaka

Mitsuru Uno

Executives’ areas of responsibility (effective April 1, 2015)

1) Executive Vice Presidents (with additional responsibility for business units / key functions)

Name	Current	New
Didier Leroy*	- Europe Region (CEO, Europe Region) - Toyota Motor Europe NV/SA	Business Unit Toyota No.1 (president)

Shigeki Terashi*

-        Strategic Top Executive Meeting Office (secretary general)

-        Corporate Planning Div. (chief officer)

-        Research Div. (chief officer)

-        Environmental Affairs Div. (chief officer)

-        Product & Business Planning Div. (chief officer)

-        Design Quality Innovation Div. (chief officer)

- Strategic Top Executive Meeting Office (secretary general) - BR Connected Strategy and Planning Dept. (chief officer) - Corporate Planning Div. (chief officer) - Research Div. (chief officer)

* Assigned responsibilities to be carried out as senior managing officer from April 1 until day of 111th General Shareholders Meeting

2) Senior Managing Officers and Managing Officers

♦ denotes change to responsibility (does not include organizational name changes); change underlined

Senior Managing Officers

Name	Current	New
Hirofumi Muta	- TNGA Planning Div. (chief officer) - Vehicle Production Engineering & Manufacturing Group (chief officer)	- Safety & Health Promotion Div. - TNGA Planning Div. (chief officer) - Vehicle Production Engineering & Manufacturing Group (chief officer)

Shigeru Hayakawa	External Affairs & Public Affairs Group (chief officer)	External Affairs & Public Affairs Group (chief officer)

Didier Leroy♦	- Europe Region (CEO, Europe Region) - Toyota Motor Europe NV/SA

Business Unit Toyota No.1 (president)

Note: Candidate for post of member of the board of directors (representative director) and executive vice president, pending approval at 111th General Shareholders Meeting

Keiji Masui♦	- Purchasing Group (chief officer)	- Purchasing Group (chief officer) - Customer First Promotion Group (chief officer)

Hiroji Onishi	- China Region (CEO, China Region) - Toyota Motor (China) Investment Co., Ltd.	- China Region (CEO, China Region) - Toyota Motor (China) Investment Co., Ltd.

Koei Saga♦	- Unit Center (center vice president) - Unit Management Div. (concurrent general manager) - Motor Sports Unit Development Div. (chief officer)	- Unit Center (president) - Motor Sports Group (deputy chief officer)

Tokuo Fukuichi	- Lexus International (president) - Design Group (chief officer)	- Lexus International (president) - Design Group (chief officer)

Kiyotaka Ise♦	- R&D Group (chief officer) - Material Engineering Field (field general manager) - Fuel Cell System Engineering Field (field general manager) - Sports Vehicle Management Div. (chief officer)

-        Motor Sports Group (chief officer)

-        R&D Group (chief officer)

-        Chassis Engineering Field (field general manager)

-        Material Engineering Field (field general manager)

-        Fuel Cell System Engineering Field (field general manager)

James E. Lentz♦	- North America Region (CEO, North America Region) - Toyota Motor North America, Inc.	- North America Region (CEO, North America Region) - Toyota Motor North America, Inc. - Toyota Motor Engineering and Manufacturing North America, Inc.

Soichiro Okudaira

-        China chief technical officer

-        Toyota Motor (China) Investment Co., Ltd.

-        Toyota Motor Engineering & Manufacturing (China) Co., Ltd.

-        Asia chief technical officer

-        Toyota Motor Asia Pacific Engineering & Manufacturing Co., Ltd.

-        Toyota Motor Asia Pacific Pte Ltd.

-        Oceania chief technical officer

-        Toyota Technical Center Asia Pacific Australia Pte., Ltd.

-        China chief technical officer

-        Toyota Motor (China) Investment Co., Ltd.

-        Toyota Motor Engineering & Manufacturing (China) Co., Ltd.

-        Asia chief technical officer

-        Toyota Motor Asia Pacific Engineering & Manufacturing Co., Ltd.

-        Toyota Motor Asia Pacific Pte Ltd.

-        Oceania chief technical officer

-        Toyota Technical Center Asia Pacific Australia Pte., Ltd.

Shigeki Terashi♦

-        Strategic Top Executive Meeting Office (secretary general)

-        Corporate Planning Div. (chief officer)

-        Research Div. (chief officer)

-        Environmental Affairs Div. (chief officer)

-        Product & Business Planning Div. (chief officer)

-        Design Quality Innovation Div. (chief officer)

-        Strategic Top Executive Meeting Office (secretary general)

-        BR Connected Strategy and Planning Dept. (chief officer)

-        Corporate Planning Div. (chief officer)

-        Research Div. (chief officer)

Note: Candidate for post of member of the board of directors (representative director) and executive vice president, pending approval at 111th General Shareholders Meeting

Satoru Mouri	Japan Sales Business Group (chief officer)	Japan Sales Business Group (chief officer)

Moritaka Yoshida♦	- Product Planning Group (chief officer) - Chief Safety Technology Officer - Vehicle Control System Field (field general manager)	- TNGA Planning Div. (chief officer) - Product Planning Group (chief officer; mainly in charge of K platform) - Chief Safety Technology Officer - Design Quality Innovation Div. (chief officer)

Mitsuru Kawai♦	Senior technical executive	- Unit Center (executive vice president) - Vehicle Production Engineering & Manufacturing Group (deputy chief officer)

Kazuhiro Miyauchi♦	Managing Officer - Product & Business Planning Div. (chief officer) - Production Control Group (chief officer)	- Product & Business Planning Div. (chief officer) - Production Control Group (chief officer) - Logistics Field (field general manager)

Toshiyuki Mizushima♦	Executive vice president, member of the board of directors (representative director), Aisin Seiki Co., Ltd.	- Unit Center (executive vice president) - Unit Management Div. (concurrent general manager) - Unit Production Engineering Field (field general manager)

Osamu Nagata♦	Managing Officer - Toyota Motor North America, Inc. - Toyota Motor Engineering and Manufacturing North America, Inc.	- North America Region (CAO and “One Toyota” project leader) - Toyota Motor North America, Inc.

Shigeki Tomoyama♦	Managing Officer - Business Development Group (chief officer) - IT & ITS Group (chief officer)	- Motor Sports Group (deputy chief officer) - Business Development Group (chief officer) - IT & ITS Group (chief officer)

Managing Officers

Name	Current	New
Steve St. Angelo	- Latin America & Caribbean Region (CEO, Latin America & Caribbean Region) - Toyota do Brasil LTDA.	- Latin America & Caribbean Region (CEO, Latin America & Caribbean Region) - Toyota do Brasil LTDA.

Johan van Zyl♦	- Africa Region (CEO, Africa Region) - Toyota South Africa Motors (Pty) Ltd.	- Europe Region (CEO, Europe Region) - Toyota Motor Europe NV/SA - Africa Region (CEO, Africa Region) - Toyota South Africa Motors (Pty) Ltd.

Kazuhiro Kobayashi	- China Region (DCEO, China Region) - GAC Toyota Motor Co., Ltd.	- China Region (DCEO, China Region) - GAC Toyota Motor Co., Ltd.

Kazuo Ohara	- Toyota Motor North America, Inc. - Toyota Motor Sales, U.S.A., Inc.	- Toyota Motor North America, Inc. - Toyota Motor Sales, U.S.A., Inc.

Riki Inuzuka♦	- Research Div. (chief officer) - Product & Business Planning Div. (chief officer) - Toyota Planning Div. 1 (chief officer)	- Toyota Financial Services Co., Ltd.

Shinji Kitada	TNGA Planning Div. (concurrent general manager)	TNGA Planning Div. (concurrent general manager)

Masahisa Nagata	Toyota Motor Europe NV/SA	Toyota Motor Europe NV/SA

Takeshi Numa	Toyota Motor Europe NV/SA	Toyota Motor Europe NV/SA

Hayato Shibakawa	- China Region (DCEO, China Region) - Tianjin FAW Toyota Motor Co., Ltd.	- China Region (DCEO, China Region) - Tianjin FAW Toyota Motor Co., Ltd.

Shinya Kotera♦	- Strategic Top Executive Meeting Office (chief officer) - Corporate Planning Div. (chief officer) - Toyota Planning Div. 2 (concurrent general manager) - KD Business Planning Div. (chief officer)	- Business Unit Toyota No. 2 (president) - Toyota Planning Div. 2 (chief officer) - KD Business Planning Div. (chief officer) - East Asia & Oceania Region (CEO, East Asia & Oceania)

Tetsuya Otake♦	Accounting Group (deputy chief officer)	Accounting Group (chief officer)

Kazuhiro Sato♦	Customer First Promotion Group (deputy chief officer)	- Customer First Promotion Group (deputy chief officer) - Customer Service Field (field general manager)

Tatsuro Takami♦	Executive General Manager - Unit Production Engineering Field (field general manager) - Unit Management Div. (project general manager)

-        Strategic Top Executive Meeting Office (chief officer)

-        Corporate Planning Div. (concurrent general manager)

-        Environmental Affairs Div. (chief officer)

-        Unit Management Div. (project general manager)

Kyoichi Tanada♦	Toyota Motor Thailand Co., Ltd. (responsible for Thailand, India, Vietnam, Pakistan, Myanmar, Cambodia and Laos)

-        Asia & Middle East Region (CEO, Asia & Middle East Region)

-        Toyota Motor Asia Pacific Engineering & Manufacturing Co., Ltd.

-        Toyota Motor Asia Pacific Pte Ltd.

-        Toyota Motor Thailand Co., Ltd. (responsible for Thailand, the Philippines, Malaysia, Vietnam, Cambodia, Laos, Myanmar, India, Pakistan and Southwest Asia)

Tatsuro Ueda	- General Administration & Human Resources Group (chief officer) - Toyota Institute (concurrent general manager)	- General Administration & Human Resources Group (chief officer) - Toyota Institute (concurrent general manager)

Karl Schlicht	Toyota Motor Europe NV/SA	Toyota Motor Europe NV/SA

Hiroyuki Fukui♦	- Pt. Toyota Motor Manufacturing Indonesia (responsible for Indonesia, the Philippines, Malaysia, Brunei, East Timor and Singapore) - P.t. Toyota-Astra Motor

-        Asia & Middle East Region (DCEO, Asia & Middle East Region)

-        Pt. Toyota Motor Manufacturing Indonesia

-        P.t. Toyota-Astra Motor (responsible for Indonesia, Singapore, Brunei, East Timor, Central Asia, North Africa and Middle East)

Koki Konishi♦	External Affairs & Public Affairs Group (deputy chief officer)	Technical Administration Group (chief officer)

Yasuhiko Sato	Japan Sales Business Group (deputy chief officer)	Japan Sales Business Group (deputy chief officer)

Masayoshi Shirayanagi	Purchasing Group (deputy chief officer)	Purchasing Group (deputy chief officer)

Mark S. Templin	Lexus International (executive vice president)	Lexus International (executive vice president)

Takashi Yamamoto♦	- Lexus International (executive vice president) - Product Planning Group (primarily weight-reduction promotion)	- Lexus International (executive vice president) - Product Planning Group (mainly in charge of NL-platform, mass reduction promotion)

Hiroki Nakajima♦	Executive General Manager Product Planning Group (executive chief engineer)	- Product Planning Group (deputy chief officer and executive chief engineer; mainly in charge of commercial vehicles)

Julie Hamp♦	—	- External Affairs & Public Affairs Group (deputy chief officer) - Chief Communications Officer

Takeshi Isogaya♦	—	Best in Town Dept. (concurrent general manager)

Jiro Kawamoto♦	—	- Japan Sales Business Group (deputy chief officer) - Toyota Marketing Japan Corporation - Motor Sports Group (deputy chief officer)

Yuji Maki♦	—	Strategic Top Executive Meeting Office (chief officer)

Yoichi Miyazaki♦	—	- Product & Business Planning Div. (chief officer) - Toyota Planning Div. 1 (chief officer) - Marketing Div. (chief officer)

Tetsuo Ogawa♦	—	- China Region (DCEO, China Region) - Toyota Motor (China) Investment Co., Ltd. - China Div. (concurrent general manager)

Hiroaki Okuchi♦	Executive director, Denso Corporation	- R&D Group (deputy chief officer) - Vehicle Control System Field (field general manager)

Christopher P. Reynolds♦	—	- Corporate Planning Div. (chief officer) - General Administration & Human Resources Group (deputy chief officer) - Chief Legal Officer

[For Reference] Brief summary of business experience of the newly appointed representative directors (As of March 2015)

Name (Date of birth) Number of TMC Shares owned	Business Experience
Takahiko Ijichi	Apr.	1976	Joined Toyota Motor Corporation (TMC)
(July 15, 1952)	Jun.	2004	Managing Officer of TMC
25,700	Jun.	2008	Senior Managing Director of TMC
	Jun.	2011	Director and Senior Managing Officer of TMC
	Jun.	2013	Advisor of TMC

Didier Leroy	Apr.	1982	Joined Renault S.A.
(December 26, 1957)	Apr.	1992	Plant general manager of Douai Plant, Renault S.A.
0	Apr.	1996	Deputy plant director of Le Mans Plant, Renault S.A.
	Aug.	1998	Retired from Renault S.A. Deputy plant director of Le Mans Plant
	Sep.	1998	Vice president of Toyota Motor Manufacturing France S.A.S.
	Jan.	2005	President of Toyota Motor Manufacturing France S.A.S.
	Jun.	2007	Managing Officer of TMC
	Jul.	2007	Executive vice president of Toyota Motor Europe NV/SA
	Jul.	2009	Chairman of Toyota Motor Manufacturing France S.A.S.
	Jun.	2010	President of Toyota Motor Europe NV/SA
	Jul.	2010	Retired from Toyota Motor Manufacturing France S.A.S. Chairman
	Apr.	2011	President and CEO of Toyota Motor Europe NV/SA
	Apr.	2012	Senior Managing Officer of TMC

Shigeki Terashi	Apr.	1980	Joined TMC
(February 16, 1955)	Jun.	2008	Managing Officer of TMC
14,900	Jun.	2008	Executive vice president of Toyota Motor Engineering & Manufacturing North America, Inc.
	May.	2011	President and COO of Toyota Motor Engineering & Manufacturing North America, Inc.
	Apr.	2012	President and CEO of Toyota Motor Engineering & Manufacturing North America, Inc.
	Apr.	2012	President and COO of Toyota Motor North America, Inc.
	Apr.	2013	Retired from Toyota Motor Engineering & Manufacturing North America, Inc. President and CEO
	Apr.	2013	Retired from Toyota Motor North America, Inc. President and COO
	Apr.	2013	Senior Managing Officer of TMC
	Jun.	2013	Director and Senior Managing Officer of TMC